Mail Stop 3561

December 5, 2006

Mr. Terry J. Lundgren
Chairman of the Board, President and Chief Executive Officer
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

> **Re:** **Federated Department Stores, Inc.**
> **Form 10-K/A for Fiscal Year Ended January 28, 2006**
> **Filed June 6, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended July 29, 2006**
> **Filed September 7, 2006**
>
> **File 1-13536**

Dear Mr. Lundgren:

We have completed our review of the above filings and have no further comment at this time.

Sincerely,

Michael Moran
Accounting Branch Chief